

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

June 17, 2009

Mr. Zak W. Elgamal, President and Chief Executive Officer
American Surgical Holdings, Inc.
10039 Bissonnet Street, Suite #250
Houston, Texas 77036-7852

> **Re: American Surgical Holdings, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2008
> Filed April 2, 2009
> File No. 0-50354**

Dear Mr. Elgamal:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director